UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

99¢ ONLY STORES

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65440K106

(CUSIP Number)

Michael Gisser, Esq.
Skadden Arps Slate Meagher & Flom, LLP
300 South Grand Avenue Suite 3228
Los Angeles, CA 90071
(213) 687-5213

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106
1	NAMES OF REPORTING PERSONS David Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,065,378
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,065,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,065,378
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 65440K106
1	NAMES OF REPORTING PERSONS Sherry Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,065,378
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,065,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,065,378
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 65440K106
1	NAMES OF REPORTING PERSONS Howard Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,365,476
	8	SHARED VOTING POWER 6,865,973
	9	SOLE DISPOSITIVE POWER 2,365,476
	10	SHARED DISPOSITIVE POWER 6,865,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,231,449
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 65440K106
1	NAMES OF REPORTING PERSONS Jeff Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,565,476
	8	SHARED VOTING POWER 7,665,973
	9	SOLE DISPOSITIVE POWER 1,565,476
	10	SHARED DISPOSITIVE POWER 7,665,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,231,449
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 65440K106
1	NAMES OF REPORTING PERSONS Karen Schiffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,306,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,306,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,306,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 65440K106
1	NAMES OF REPORTING PERSONS Eric Schiffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,306,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,306,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,306,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 65440K106
1	NAMES OF REPORTING PERSONS Au Zone Investments #2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,865,973
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,865,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,865,973
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 65440K106
1	NAMES OF REPORTING PERSONS Au Zone Investments #3, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,865,973
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,865,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,865,973
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons identified on the cover pages hereto with the Securities and Exchange Commission on March 16, 2011 (the “Original Schedule 13D”) relating to the common stock, no par value, of 99¢ Only Stores (the “Issuer”).  Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Capitalized terms used in this paragraph and in the succeeding paragraphs of this Item 3, but not otherwise defined herein, have the meaning assigned to them in Item 4 below.  The aggregate equity value of the transactions contemplated by the Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) among Number Holdings, Inc., a Delaware corporation (“Parent”), Number Merger Sub, Inc., a California corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer (the “Transactions”) is approximately $1.6 billion.  It is anticipated that the funding for the Transactions will consist of a combination of (i) equity financing in the form of cash to be contributed to Parent by the Sponsors, (ii) equity financing in the form of Rollover Shares to be contributed to Parent by the Rollover Investors, and (iii) debt financing, in each case as described in further detail below.

In a letter from Ares Corporate Opportunities Fund III, L.P. (“Ares”) to the Issuer, dated October 11, 2011 (the “Ares Sponsor Equity Commitment Letter”), Ares agreed, subject to certain conditions and adjustments, to contribute an aggregate of $370.9 million in cash, solely for the purpose of funding Ares’ “pro rata” portion of the equity financing of the merger consideration (the “Merger Consideration”) and all other amounts required to be paid by Parent, Merger Sub or the surviving corporation pursuant to and in accordance with the Merger Agreement, together with related fees and expenses.  Additionally, in a letter from Canada Pension Plan Investment Board (“CPPIB” and, together with Ares, the “Sponsors”) to the Issuer, dated October 11, 2011 (the “CPPIB Sponsor Equity Commitment Letter” and, together with the Ares Sponsor Equity Commitment Letter, the “Sponsor Equity Commitment Letters”), CPPIB agreed, subject to certain conditions and adjustments, to contribute an aggregate of $265.0 million in cash, solely for the purpose of funding CPPIB’s “pro rata” portion of the equity financing of the Merger Consideration and all other amounts required to be paid by Parent, Merger Sub or the surviving corporation pursuant to and in accordance with the Merger Agreement, together with related fees and expenses.  Ares’ “pro rata” portion is 58.33% and CPPIB’s “pro rata” portion is 41.67%.  This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Ares Sponsor Equity Commitment Letter and the CPPIB Sponsor Equity Commitment Letter, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference in their entirety into this Item 3.

In addition, David and Sherry Gold, Howard Gold, Jeff Gold, and Karen and Eric Schiffer (collectively, with certain of their affiliates, the “Rollover Investors”) delivered to Parent an equity rollover letter, dated October 11, 2011 (the “Equity Rollover Letter”), pursuant to which the Rollover Investors agreed, subject to certain conditions, to transfer, deliver and contribute to Parent an aggregate of 4,545,451 Shares (collectively, the “Rollover Shares”), valued at the $22 per share merger consideration described in Item 4 below in exchange for shares of common stock of Parent.  The Equity Rollover Letter will terminate automatically upon the earlier to occur of (a) the valid termination of the Merger Agreement or the Sponsor Equity Commitment Letters and (b) the closing of the Transactions.  This summary of the Equity Rollover Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Rollover Letter, which is attached hereto as Exhibit 99.3 and incorporated by reference in its entirety into this Item 3.

In addition, Parent entered into a debt commitment letter with Royal Bank of Canada and certain of its affiliates (collectively, “RBC”) and Bank of Montreal and certain of its affiliates (collectively, “BMO” and, together with RBC, the “Debt Providers”), dated October 11, 2011 (the “Debt Commitment Letter”), pursuant to which the Debt Providers committed to provide, subject to certain conditions, up to $775 million dollars of funded debt at closing of the Transactions consisting of (i) a $150 million ABL facility, which is anticipated to be undrawn at closing, (ii) a $525 million first lien term facility and (iii) a $250 million bridge facility.  The financing will be used to fund the Merger Consideration and to pay related fees and expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions.  This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 99.4 and incorporated by reference in its entirety into this Item 3.

Concurrently with the execution of the Merger Agreement, each of Ares and CPPIB entered into limited guarantees with the Issuer (the “Limited Guarantees”), pursuant to which they guaranteed their pro rata portions of the due and punctual payment by Parent or Merger Sub, as and when due, of a portion of the “Parent Termination Fee” (as set forth in Section 8.3 of the Merger Agreement) and the payment of certain expenses by Parent or Merger Sub pursuant to Section 8.03(d) of the Merger Agreement (the “Payable Expenses”).  The maximum amount payable by Ares in respect of its Limited Guarantee is (i) $55,121,850, in the case of the Parent Termination Fee and (ii) $5,833,000 in the case of Payable Expenses.  The maximum amount payable by CPPIB in respect of its Limited Guarantee is (i) $39,378,150, in the case of the Parent Termination Fee and (ii) $4,167,000 in the case of Payable Expenses.  This summary of the Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantees, which are attached hereto as Exhibits 99.5 and 99.6 and incorporated by reference in their entirety into this Item 3.

The description of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this item 3.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As previously reported, on March 10, 2011, Eric Schiffer and Leonard Green & Partners, L.P. (“LGP”) submitted a letter to the Board of Directors of the Issuer (the “Board”) proposing a transaction in which the Reporting Persons, together with LGP, would acquire the Issuer in a “going private” transaction for $19.09 per Share (the “Proposed LGP Transaction”).  In response to the Proposed LGP Transaction, on March 11, 2011, the Issuer announced in a press release that the Board formed a special committee of independent directors (the “Special Committee”) to, among other things, consider the terms and conditions of the Proposed LGP Transaction, as well as to consider other proposals and strategic alternatives which may be available to the Issuer.

On October 11, 2011, the Issuer announced in a press release (the “Press Release”) that, following the unanimous recommendation of the Special Committee and approval by the Board, the Issuer had entered into the Merger Agreement.  The Press Release has been filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2011, and is incorporated by reference in its entirety into this Item 4.  Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger (the “Effective Time”), each of Issuer’s Shares outstanding immediately prior to the Effective Time will be converted into the right to receive $22.00 in cash, other than the Rollover Shares, which will be exchanged for shares of common stock of Parent estimated to represent approximately 16% of the issued and outstanding capital stock of Parent as of immediately following the Effective Time.  Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of the Issuer’s shareholders.

The purpose of the Merger is to acquire all of the outstanding Shares other than the Rollover Shares.  If the Merger is consummated, the Shares will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by the Sponsors and the Reporting Persons through Parent.  The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.7 and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, the Reporting Persons and Parent entered into a Voting Agreement, dated October 11, 2011 (the “Voting Agreement”).  Pursuant to the Voting Agreement, each Reporting Person agreed to, among other things, vote its Shares (together with any Shares acquired by such Reporting Persons after the date of the Voting Agreement, “Covered Shares”) in favor of the approval of the Transactions and against, among other matters, any competing acquisition proposal, in each case at any meeting of the Issuer’s shareholders or in any other circumstance upon which a vote, consent, or approval of all or some of the shareholders of the Issuer is sought.  Also pursuant to the Voting Agreement, each Reporting Person appointed Parent, and any designee of Parent, as its true and lawful proxy and attorney-in-fact, with full power of substitution and resubstitiution to vote, act by written consent, or execute and deliver a proxy to vote or grant a written consent with respect to such Reporting Person’s Covered Shares in connection with the matters contemplated by and in compliance with the express provisions of the Voting Agreement.  Each Reporting Person further agreed, during the term of the Voting Agreement, not to transfer any of its Covered Shares or any beneficial voting or economic interest therein, subject to certain customary exceptions for permitted transfers.  The obligations under the Voting Agreement terminate upon the earliest to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement, (c) the written agreement of Parent and the Reporting Persons and (d) the making of any amendment, modification, or waiver of the Merger Agreement without the Reporting Persons’ prior written consent, the effect of which could change the amount or form of merger consideration or adversely effect any Reporting Person in a material manner, with certain obligations under the Voting Agreement to survive up to twelve months following termination of the Merger Agreement as described in the Voting Agreement.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.8 and incorporated by reference in its entirety into this Item 4.

At the closing of the Transactions, the Rollover Investors and the Sponsors intend to enter into a shareholders agreement having terms consistent with those set forth on Exhibit A to the Equity Rollover Letter (the “Shareholders Agreement Term Sheet”).  The Shareholders Agreement Term Sheet contemplates, among other things, (i) that Parent’s Board of Directors will initially have 11 members consisting of Eric Schiffer, Jeff Gold and Howard Gold, six individuals to be appointed by Ares and two individuals to be appointed by CPPIB, (ii) certain transfer restrictions with respect to shares of Parent stock to be held by the Rollover Investors, (iii) customary tag along and drag along rights, (iv) customary pre-emptive rights on a sale by Parent of its capital stock, (v) customary unlimited piggyback registration rights in favor of the Rollover Investors following an initial public offering and (vi) so long as the Rollover Investors have at least one nominee on the Board, approval rights in favor of the Rollover Investors with respect to certain amendments to the Issuer’s organizational documents and related party transactions involving the Sponsors, or their affiliates of (other than ordinary course transactions with portfolio companies).

The Shareholders Agreement Term Sheet further contemplates that Rollover Investors that are employees of Parent will have a put option to cause Parent to purchase certain of its shares of Parent common stock at the greater of cost and fair market value within twelve months following a termination of such Rollover Investor’s employment without cause, subject to extension under certain circumstances.   This put option is subject to certain limitations, including limitations in Parent’s debt documents, and may not be exercised by any such Rollover Investor for an amount in excess of such Rollover Investor’s pro rata share of $37.5 million.

This summary of the Shareholders Agreement Term Sheet does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement Term Sheet, which is attached as Exhibit A to the Equity Rollover Letter, which is attached hereto as Exhibit 99.3 and incorporated by reference in its entirety into this Item 4.

Also at the closing of the Transactions, Parent intends to enter into (i) employment agreements with each of Eric Schiffer, Jeff Gold, and Howard Gold to serve, respectively, as the Issuer’s Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President (collectively, the “Employment Agreements”) and (ii) a consulting agreement with David Gold (the “Consulting Agreement”), in each case having terms consistent with those set forth on Exhibit B to the Equity Rollover Letter (the “Employment Agreement Term Sheets”).  The Employment Agreements will have initial terms of five years and, in the event of termination by the Issuer without cause or by the executive for good reason, will provide for the continuation of salary and bonus for three years and the acceleration of equity awards.  The Consulting Agreement will have an initial term of five years.  This summary of the Employment Agreement Term Sheets does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement Term Sheets, which are attached as Exhibit B to the Equity Rollover Letter, which is attached hereto as Exhibit 99.3 and incorporated by reference in its entirety into this Item 4.

In connection with the closing of the Transactions, Parent will establish an equity incentive plan (the “Incentive Plan”).  An aggregate of 10.5% of the fully-diluted common equity of Parent immediately following the closing of the Transactions will be available for awards under the Incentive Plan.  Option awards with respect to 5% of the fully-diluted common equity of Parent immediately following the closing of the Transactions will be awarded in the aggregate to Eric Schiffer, Jeff Gold, Howard Gold and Karen Schiffer with the allocation among them to be determined prior to closing.  The remaining option awards under the Incentive Plan will be reserved for issuance to other senior management and key employees.  All of the options will have an exercise price equal to fair market value at the time of grant, and the option awards granted at closing will have an exercise price equal to the per share Merger Consideration.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and this Item 4, and except as otherwise disclosed herein or in the Merger Agreement, the Equity Rollover Letter, the Voting Agreement, the Shareholders Agreement Term Sheet and the Employment Agreement Term Sheets, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

 Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.   The respective percentages set forth in Item 13 on the cover page(s) hereto are based on 70,540,357 shares of the Issuer’s common stock outstanding as of August 4, 2011.

Of the Shares beneficially owned by David Gold and Sherry Gold, 9,199,405 of such Shares are held by The Gold Revocable Trust Dated 10/26/2005, of which David Gold and Sherry Gold are co-trustees.

Each Reporting Person, together with each other Reporting Person, Ares and CPPIB, may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to Shares of the Issuer.  However, each Reporting Person declares that the filing of this statement and anything else herein shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer, (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer or (iii) except as stated herein including the cover pages hereto, the beneficial owner of Shares owned by Ares, CPPIB or any other Reporting Person.  As of the date of this statement, to the best of the Reporting Persons’ knowledge, none of Ares, CPPIB or any of their respective affiliates, own any Shares of the Issuer.

As a result of the transactions entered into by the Reporting Persons, as described in Items 3 and 4, the Reporting Persons and LGP can no longer be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to Shares of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) There were no transactions in the Shares that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Items 3, 4 and 5 of this Schedule 13D are incorporated by reference in their entirety into this Item 6.

Except as otherwise disclosed herein, in the Original Schedule 13D, the Equity Rollover Letter, the Voting Agreement, the Shareholders Agreement Term Sheet and the Employment Agreement Term Sheets, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Ares Sponsor Equity Commitment Letter, dated October 11, 2011
99.2	CPPIB Sponsor Equity Commitment Letter, dated October 11, 2011
99.3	Equity Rollover Letter, dated October 11, 2011
99.4	Debt Commitment Letter, dated October 11, 2011
99.5	Limited Sponsor Guaranty (Ares), dated October 11, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011)
99.6	Limited Sponsor Guaranty (CPPIB), dated October 11, 2011 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011)
99.7	Agreement and Plan of Merger, dated October 11, 2011 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011)
99.8	Voting Agreement, dated October 11, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2011	/s/ David Gold
David Gold

Dated: October 11, 2011	/s/ Sherry Gold
Sherry Gold

Dated: October 11, 2011	/s/ Howard Gold
Howard Gold

Dated: October 11, 2011	/s/ Jeff Gold
Jeff Gold

Dated: October 11, 2011	/s/ Eric Schiffer
Eric Schiffer

Dated: October 11, 2011	/s/ Karen Schiffer
Karen Schiffer

Dated: October 11, 2011	Au Zone Investment #2, L.P.
	By:	Au Zone Investments #3, LLC
	Its:	General Partner

	By:	/s/ David Gold
Name: David Gold
Title: President

Dated: October 11, 2011	Au Zone Investment #3, LLC
	By:	/s/ David Gold
Name: David Gold
Title: President

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Ares Sponsor Equity Commitment Letter, dated October 11, 2011
99.2	CPPIB Sponsor Equity Commitment Letter, dated October 11, 2011
99.3	Equity Rollover Letter, dated October 11, 2011
99.4	Debt Commitment Letter, dated October 11, 2011
99.5	Limited Sponsor Guaranty (Ares), dated October 11, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011)
99.6	Limited Sponsor Guaranty (CPPIB), dated October 11, 2011 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011)
99.7	Agreement and Plan of Merger, dated October 11, 2011 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 11, 2011)
99.8	Voting Agreement, dated October 11, 2011